                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                            43-40 NORTHERN BOULEVARD
                           LONG ISLAND CITY, NY 11101

                                                                 August 22, 2005

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:      The Major Automotive Companies, Inc.
         Form 10-K for the year ended December 31, 2004
         Filed July 26, 2005
         File No. 000-29182

Ladies and Gentlemen:

         On behalf of The Major Automotive Companies, Inc. (the "Company"), set
forth below are the Company's responses to the Commission's comments given by letter dated August 8, 2005 from Michael Moran, Branch Chief, Division of
Corporation Finance (the "Comment Letter"). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Financial Statements
--------------------

Consolidated Statements of Operations, page F-5
-----------------------------------------------

1.       We note your revenues are derived from various sources including, but not limited to, automobiles, parts, fees, commissions and service.
         Please revise future filings to segregate sales of products from services on the face of the statements of operations. Also state separately the costs applicable to the related sales. Refer to Rule
         5-03 of Regulation S-X.

Response:

We believe that the Company's sources of revenue, other than vehicle sales, are not material, either individually or in total. The aggregate of such revenues have comprised approximately 10% of the Company's consolidated revenues in each of the last two years. Accordingly, we do not believe that segregation of such amounts and related costs on the face of the statement of operations will provide significant benefit to readers of our financial statements.

Nevertheless, if the Staff believes that such disclosure is required, the
Company undertakes that future filings will be revised to segregate sales from services on the face of the statements of

Securities and Exchange Commission
August 22, 2005

operations and will separately present the related costs for each such category of sales and service revenue. Please advise.

Consolidated Statements of Cash Flows, page F-9

2.        We note the changes in your floor plan notes payable are recorded as an operating activity on the statements of cash flows. Please tell us how classification as operating activities is consistent with paragraphs 21-24 of SFAS 95 and why financing activities
          classification is not more appropriate. Borrowings and repayments on floor plan notes payable for new and used vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. When the lender is affiliated with the manufacturer, those borrowing and repayments should be included in operating activities similar to accounts payable treatment. See paragraph 23a of SFAS 95.
          Also, note that Rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings.

Response:

The Company has four floor plan financing sources, three of which are related to automotive manufacturers (General Motors Acceptance Corporation ("GMAC"), Nissan
Motors Acceptance Corporation ("NMAC") and Primus, Inc. ("Primus")), and one of
which is a commercial bank, HSBC Bank USA ("HSBC"). Of the floor plan lenders that are related to automobile manufacturers, two are related to manufacturers of vehicles from which the Company purchases new vehicles and one is affiliated with a manufacturer that has no relationship to the Company's new vehicle purchases, as follows:



      Dealership          Floor Plan Source               Vehicles Financed
      ----------          -----------------               -----------------

Major Chevrolet                  GMAC         New Chevrolets and all makes used vehicles
Major Chrysler Jeep Dodge        HSBC         New Chryslers and all makes used vehicles
Major Kia                        HSBC         New Kia and all makes used vehicles
Major Nissan                     NMAC         New Nissans and all makes used vehicles
Compass Dodge                   Primus        New Dodges and all makes used vehicles


It is respectfully submitted that it is appropriate that the floor plan notes payable changes be presented as a component of operating activities in the statement of cash flows. We note this treatment is standard and consistent throughout the industry. A review of the audited financial statements included in the 2004 Form 10-K of each publicly held automobile dealership group, viz.,
United Auto Group, Inc., Lithia Motors, Inc., Group 1 Automotive, Inc., Sonic
Automotive, Inc. and Hometown Auto Retailers, Inc., indicates that each of our competitors has classified the change in its floor plan liability in the same manner as the Company, i.e. as an operating activity.

Securities and Exchange Commission
August 22, 2005

Despite this result, if it remains the Staff's position that this reporting is inconsistent with the intent of SFAS 95, the Company would undertake to comply in its 2005 Form 10-K. Currently, the Company's accounting records are not designed to easily capture the information necessary to historically report on new vehicle inventory financed by a manufacturer-related source as differentiated from used vehicle inventory financed by the same lender. Because each of the dealerships sells both new and used vehicles and, as noted above, the floor plan sources finance both new and used vehicles, some of which may be obtained at closed auctions sponsored by the lender or manufacturer, it becomes quite burdensome to go back and reconstruct the actual amounts attributable to manufacturers unaffiliated with the lender from those that are affiliated. Among other things, it requires determining the source of purchase for each vehicle in the used vehicle inventory as well as the financing source at each period end.
The efforts required to gather this data retroactively would be, at the very least, onerous.

Therefore, we propose beginning compliance starting with the 2005 Form 10-K. By doing so, we can currently establish the systems to gather the information necessary to produce accurate results for the current year. At the same time, we can seek to gather the comparative data for the prior year. With two years of data available, we can then make reasonable assumptions about the prior years, for which all of the required information may no longer be available, and present historical results, for the balance sheets, as well as the cash flows statements that would be materially accurate.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page
--------------------------------------------------------------------------------
F-11(k) Goodwill, page F-16
---------------------------

3.       Please describe the facts and circumstances leading to the goodwill impairment in 2004 as required by paragraph 47 of SFAS 142. In addition, expand your disclosure regarding the valuation method used to determine the amount of the impairment. Please show us what your disclosures will look like revised. Also expand your disclosure in
         MD&A.

Response:

As cited in Note 1 (k), the Company has been experiencing changes in its new and used vehicle sales mix. In essence, there has been a shift to more new vehicles sold combined with a decline in the growth rate of used vehicles. Since used vehicles provide approximately twice the growth profit percentage of new vehicles, this has negative implications in the Company's ability to increase its profitability. When these changes in profitability are projected to future periods, there appears to be a deterioration of the Company's cash flow.

An independent valuation expert, Empire Valuation Consultants, LLC ("Empire"), utilizing a number of valuation methodologies, undertook a comprehensive analysis of the Company to determine its fair value. Such methodologies included the following:

Discounted cash flow
Guideline companies - total invested capital
Guideline companies - 5 year average EBITDA

Securities and Exchange Commission
August 22, 2005

Guideline companies - 3 year average EBITDA
Guideline companies - trailing twelve months
EBITDA Market capitalization

After such evaluation, Empire concluded that the fair value of the Company was less than its book value and, as a result, pursuant to the requirements of FAS
142, goodwill was impaired.

Empire then performed an appraisal pursuant to professional standards and determined that the appropriate carrying value of the Company's goodwill as of the Valuation Date was $5,135,989. Accordingly, the goodwill on the Company's books was written down to this amount by means of an impairment charge of
$8,116,000 in the fourth quarter of 2004.

The valuation method used to determine the amount of the impairment will be disclosed in future filings by revising the fourth sentence of the third paragraph of Note 1 (k) (which now begins "Based on the results of the tests...") to read:

         The valuation methods used to determine the amount of goodwill impairment included the discounted cash flows of future projected operating income, various extrapolations based on results and values of comparable companies and on a calculation of the Company's market capitalization. The results of these valuation methods indicated an impairment of goodwill, inasmuch as the recorded value of the Company's net assets (book value) was in excess of its calculated fair value.

Similar disclosure will be included in future disclosure under "Management's
Discussion & Analysis."

Note 2. Note Receivable Officer/Stockholder, page F-25
------------------------------------------------------

4.       Please tell us how you have evaluated the collectibility of the note receivable and what consideration was given to reflecting the receivable as a deduction from equity. Also advise us and revise your disclosure to describe the transaction that resulted in the note receivable. Refer to Staff Accounting Bulletin Topic 4:E and SFAS 57.

Response:

In connection with the note receivable officer/stockholder, all of which is due from Mr. Bruce Bendell, collectibility has always been deemed to be reasonably assured because amounts owed and/or committed to Mr. Bendell by the Company were a substantial offset to (and often exceeded) such amounts. Mr. Bendell's contractual $500,000 salary, his guaranteed $250,000 bonus and the amount of
$450,000 due him for credit enhancement, aggregate $1.2 million and could be used to offset the note receivable from Mr. Bendell. At December 31, 2004, the aggregate amount due to Mr. Bendell, $1,378,754, is approximately equal to the amount of $1,395,358 that is due from Mr. Bendell.

Securities and Exchange Commission
August 22, 2005

Additionally, Mr. Bendell has the means and the intent to repay this loan. As such, we believe it would not be appropriate to reclassify this note receivable as a deduction from equity.

We will expand our future disclosure of this note receivable by adding language after the first sentence of Note 2., as follows:

         This note arose from a series of advances to the officer/stockholder.
         The Company has aggregate employment and related liabilities to this individual that substantially offset the amount due from him. It is, however, the Company's intent to obtain repayment of this note.

Note 8. Long-Term Debt, page F-31
---------------------------------

5.       Reference is made to the agreement with Doron Cohen and the potential forgiveness of Mr. Cohen's indebtedness in the amount of $1,048,067.
         Please clarify for us under what circumstances the debt would be forgiven and where you have recorded this note receivable in the balance sheet. Show us what your disclosures will look like revised.

Response:

The disclosure of Doron Cohen's separation agreement and debt forgiveness was described in detail in the 2000 Form 10-K (Note 9, p. F-22). In that note it was clear that his separation agreement covenants were independently valued and were recorded on the books at a value less than his indebtedness to the Company. The difference between the asset value and the receivable value was written off at that time by a charge to a reserve. Part of the asset value was determined to relate to the technology operations of the Company and that portion was written off at that time to "Discontinued Operations." The portion remaining, i.e., the value of the restrictive covenants relating to the automotive dealership operations, was amortized over two years and was fully written off by the end of
2002. Therefore, the Company has no asset on its balance sheet for this indebtedness from Doron Cohen and, in fact, at all times relevant only had a
"contingent asset," i.e., one that would only materialize if Mr. Cohen violated his covenants. Since the five-year covenant period has now expired and there have been no violations, there is no longer even a contingent asset.
Additionally, because the related liability to Mr. Cohen has been fully satisfied during 2005, there will be no liability for this debt at year-end.

Accordingly, the only future disclosure regarding this transaction will be a reference to the amounts due to Mr. Cohen at December 31, 2005 and 2004 and a brief reference to the separation agreement that gave rise to this liability.
Such disclosure would be, as follows:

         Pursuant to a separation and release agreement dated August 8, 2000 with its former president, the Company incurred a liability requiring periodic payments that aggregated $662,000. The $29,167 balance outstanding at December 31, 2004 was fully paid during 2005.

Securities and Exchange Commission
August 22, 2005

Note 12. Commitments and Contingencies, page F-36
-------------------------------------------------

6.       We note you receive a bonus equal to 10% of net income, as defined.
         Please tell us how net income is defined and clarify how bonuses are earned in light of the net losses reported. Show us what your disclosures will look like revised including the amount of the bonus earned by you for each of the years presented.

Response:

The bonus is calculated based on the automotive dealership operations only.
Therefore, for bonus purposes, the "net income" is defined as the aggregate pre-tax income for all of the individual dealerships. Accordingly, the Company could have, and has experienced, profitable dealership operations and a consolidated net loss. When there are substantial operating and/or other costs,
e.g., litigation, compliance or, as in 2004, an impairment of goodwill, if the operations of the dealerships are profitable a bonus may be earned based on the
"net income" of the dealerships, even though the Company experienced a consolidated net loss.

Future disclosure will be expanded by replacing the 4th sentence under
"Officer's Compensation" in Note 12 (which begins "Additional approval...") and the balance of the paragraph, with the following:

         Additional approval was given to a bonus plan under which Mr. Bendell receives a bonus based solely on the results of the Company's automotive dealership operations. Such bonus is calculated on the aggregate pre-tax income of the dealerships after all expenses, including any other bonuses paid or accrued. The amounts of such bonuses earned by Mr. Bendell were $77,386, $386,455 and $_______, in
         2003, 2004, and 2005, respectively. In each of the years 2003, 2004 and
         2005, Mr. Bendell earned an additional $450,000 in connection with a credit enhancement arrangement for the benefit of the Company. (See
         Note 13 Related Party Transactions.)

         The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and (iii) the
Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

Securities and Exchange Commission
August 22, 2005

         Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following parties:

                             MITCHELL LITTMAN, ESQ.
                             MARK F. COLDWELL, ESQ.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990

                                         Very truly yours,

                                         /s/ Bruce Bendell

                                         Bruce Bendell, Chief Executive Officer

cc:      Securities and Exchange Commission
         ----------------------------------

         Donna Di Silvio, Esq.

         The Major Automotive Companies, Inc.
         ------------------------------------

         Alan Pearson
         Eric Keltz, Esq.
         Richard L. Feinstein

         Littman Krooks LLP
         ------------------

         Mitchell Littman, Esq.

         BDO Seidman
         -----------

         Adam Roth